INVEST IN **PANHWAR JET**

World's 1st All-Electric Long Range Jet disrupting Aviation Industry


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panhwarjet.com Kamas UT

LEAD INVESTOR

Dayn Holstrom

As an entrepreneur, pilot, attorney, and investor, I tend to wear many hats- often at the same time. I am excited about the technological, environmental, and business promise that is apparent from this engineering innovation and implementation. Panhwar Jet creates opportunities that are far beyond mere electrification of aircraft (which there is no shortage of) by allowing lower battery requirements which transmits to greater range and payload. Im excited to be involved in this inspiring innovations, and will concurrently look forward to the profits that I expect will flow form the unlimited applications of this technology.

Invested $25,000 this round

Highlights

1. 5 seater luxury jet's design & simulations completed, and fuselage production started in June 2022.

2. Innovated sustainable wind powered energy generation technology, verified by industry experts.

3. Expect to take our first flight in the next 18 months, working with FAA for certification.

4. The cost of travel will substantially fall to $25 VS $1,800 per hour by its fossil fuel counterpart.

5. Panhwar Jet's CEO, Ayisha, was featured on the cover page of Utah Business Magazine in Jan 2022.

Founders, Nick & Ayisha featured as successful startup launch couple on CSUF Business in Sep,
5 Panhwar Jet's CEO, Ayisha, was featured on the cover page of Utah Business Magazine in Jan 2022.

6. Founders, Nick & Ayisha featured as successful startup launch couple on CSUF Business in Sep, 2021!

7. Founders have 37 combined years of experience in engineering & entrepreneurs with successful exists.

Our Team



Ayisha Fareed Panhwar CEO & Co-Founder

Ayisha Fareed is Innovation champion with a 17 years of a technology background. She has been part of all levels of innovations in a large organization and has the experience to structure teams relevant to the innovation process.

We would like to bring green technology in aerospace industry. We care about environment and future of our kids.



Nick Panhwar Chief Engineer & CO-Founder

Nick Panhwar has 20 years of experience as a dynamic leader with a marine & aerospace engineering background. He worked for several engineering & logistics companies. He also worked with leading aerospace companies on different innovative solutions



Syeda Zainab Hussain COO & Co-Founder

Zainab Hussain is experienced and possesses outstanding organizational skills. Zainab understands the complexities of business, politics, and culture. She has been assisting with research work, look after the simulation & testing.

DISRUPTING AVIATION INDUSTRY & MAKING IT GREENER!



> ***Investors will be investing in Panhwar Jet Inc. Panhwar Jet Inc has the exclusive and irrevocable license to use Panwhar technology in aircraft. The IP for Panwhar technology is owned by Panwhar Group, a Wyoming LLC. Panwhar Group, LLC is wholly owned by the founders of Panwhar Jet Inc.***

What is Panhwar Jet?

We are designing and building the **world's first all-electric self-charging long range aircraft** for passengers, cargo, and medical supplies.

Our proprietary technology (owned by Panwhar Group, LLC) that only requires **a small amount of battery pack** to process air to generate enough power to **fly the aircraft for several hours.**




PANWHAR

We are doing something no one else is doing.....

We have invented green technology that generates power onboard through wind energy, letting our aircraft fly faster & longer, while almost **eliminating dependency on heavy batteries.** We remain cost effective to manufacture compared to other All-electric aircraft manufacturers.


Panhwar Technology
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Panhwar Technology
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Panhwar Technology Demo to Investors and partners.
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> *Investors will be investing in Panhwar Jet inc. Panhwar Jet inc has the exclusive and irrevocable license to use Panwhar technology in aircraft. The IP for Panwhar technology is owned by Panwhar Group, a Wyoming LLC. Panwhar Group, LLC is wholly owned by the founders of Panwhar Jet inc.*


Panhwar Technology Demo to
our investors,
owners/executives
of prominent energy companies

Our aircraft will fly between 6-8 hours, which is going to be huge world record. Other all electric aircrafts can not fly more than one hour due to dependencies on heavy and costly batteries.

Projections in flight time are subject to change


PANHWAR

Why Get Involved?

Our proven technology is making us clear **leader in the industry.**

Our cost of manufacturing is expected almost **40% less compared to other Electric aircraft manufacturers** as we only carry 10% of the battery size.

Our manufacturing is expected almost **4 times faster than other fossil fuel counterparts** due to almost 6000 fewer parts.

What all this means, together **we expect to grow 4 times faster** and make more profit on each aircraft.

It is a favorable outcome for all parties involved, given our customer's win too, considering the operating cost of fossil fuel aircraft for four to six-seater is between $1000 to $1800 per hour, but **our electric aircraft will only cost $25 per hour.**


N95BC
PANHWAR


Panhwar Jet Chief Engineer explaining Technology
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> *Investors will be investing in Panhwar Jet inc. Panhwar Jet inc has the exclusive and irrevocable license to sell Panwhar technology in aircraft. The*

> ***IP for Panwhar technology is owned by Panwhar Group, a Wyoming LLC. Panwhar Group, LLC is wholly owned by the founders of Panwhar Jet inc.***

The Market

The passenger aircraft market will be over $36B by 2028, and we will sell our aircraft as a passenger, cargo, and medical supplies aircraft, allowing for multiple revenue streams.


Revenue Streams & Market Size
Revenue Streams:
• Passenger Aircraft (B2B, B2C)
• Cargo Aircraft (B2B)
• Medical Supplies Aircraft (B2B)
Market Size:
• According to Yahoo Finance, market size just for passenger aircraft is over $36 Billion by 2028.

We plan to take pre-orders in our second and third years, following a successful year of test flights.

The Competition

All other electric aircraft manufacturers cannot fly their aircraft for another 15 or more years due to dependency on batteries.

Proprietary Technology makes us clear leader. We are working to revolutionize the travel, transport of cargo and medical supplies in an **easy, fast and affordable way.**

What Are We Up to Now?

- We have already tested and finalized our technology this year in May 2022. Tech is ready to put into our aircraft.
- We finished aircraft designing in June 2022.
- We started production of our first aircraft in June and almost 30% fuselage is completed.


Velocity
Streamline 1
1.324e+002
9.926e+001
6.618e+001
3.309e+001
0.000e+000
[m s^-1]
ANSYS
R18.1


0
2.500
5.000 (m)
1.250
3.750

What we are expecting Next?

- We are expected to file for FAA certification by end of October 2022.
- Complete production of our first prototype by September 2023.
- Start taking orders in Jan2023 and expected to generate just over $10 Million revenue from orders.
- Begin testing in December 2023.
- Take our first flight by March 2024.
- Complete FAA certification by March 2025.
- Start delivering aircrafts by end of 2025.

****Forward looking projections cannot be guaranteed.*






PANHWAR


UNRIVALLED INNOVATION
PANHWAR

The Team

EVERYONE IS EXCITED & PASSIONATE!

At Panhwar Jet, not only are our founders working hard, but our current investors from Valkyrie group are working hard with us.


Awesome Team
1. Ayisha Fareed Co-Founder & CEO
17 years experienced exemplary leader with a software engineering background.
2. Nick Panhwar Co-Founder & Director Engineering (Lead Engineer)
20 years experienced dynamic leader with a mechanical engineering background.
3. Rest of the team
1. Chief Operating Officer
5. Mechanical Engineer

2. Director of partnerships
3. Aerospace Engineer
4. Electrical Engineer

6. Software Engineer
7. Communications Manager


PANHWAR





Our Raise

We are seeking $3.5M to fund equipment purchasing, salaries, real estate acquisition, branding, and admin ops.

With these funds, we expect to complete our first aircraft prototype, launch our first test flight, get our FAA Certification in order to then begin our pre-order process to fund our fleet.

THANK YOU!

Forward-looking projections cannot be guaranteed.